SOMMER & SCHNEIDER LLP
                          595 STEWART AVENUE, SUITE 710
                           GARDEN CITY, NEW YORK 11530
                                  ------------
Herbert H. Sommer                                       Telephone (516) 228-8181
Joel C. Schneider                                       Facsimile (516) 228-8211


                                   May 4, 2006


VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

         Attn:    Mark P. Shuman
                  Branch Chief - Legal

         Re:      SiriCOMM, Inc.
                  Amendment No. 1 to Registration Statement on Form SB-2 File No. 333-132066
                  Filed April 5, 2006

                  Form 10-KSB/A for the year ended September 30, 2005 Form 10-QSB/A for the Quarter Ended December 31, 2005
                  File No. 0-18399

Ladies and Gentlemen:

         We write this letter on behalf of SiriCOMM, Inc. ("SiriCOMM" or the "Company") in response to your Letter of Comment dated April 21, 2006, relating to SiriCOMM's above referenced filing.

         We are filing herewith Amendment No. 2 to SiriCOMM's Registration Statement. In addition, in response to your Letter of Comment, we have amended and filed SiriCOMM's Form 10-QSB for the Quarter Ended December 31, 2005 and its Form 10-KSB for the year ended September 30, 2005. The numbered paragraphs in this letter relate to the numbered paragraphs in your Letter of Comment.

Form SB-2/A
-----------

Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

Information Relating to Forward-Looking Statements, page 22
-----------------------------------------------------------

1. We have removed the safe harbor language on page 22. We are also hereby confirming that our future filings and public press releases will not refer to these safe harbors so long as SiriCOMM's stock is subject to the penny stock rules.

Securities and Exchange Commission
May 4, 2006
Page 2


Security Ownership of Certain Beneficial Owners and Management, page 35
-----------------------------------------------------------------------

2. We have updated to April 24, 2006 the disclosure in the beneficial ownership table and the selling shareholders table.

Form 10-KSB/A for the fiscal year ended September 30, 2005
----------------------------------------------------------

Item 8A Controls and Procedures, page 37
----------------------------------------

Evaluation of Disclosure Controls and Procedures
------------------------------------------------

3. We have revised this disclosure to specifically identify the material weaknesses and/or significant deficiencies identified in connection with management's evaluation of disclosure controls and procedures as of September 30, 2005. We have also described the "additional analysis" we are performing to insure the Company's financial statements are prepared in accordance with US GAAP. We also amended our disclosures in our Form 10-QSB for the quarter ended December 31, 2005 in response to this comment.

Internal Control over Financial Reporting
-----------------------------------------

4. We have revised this disclosure to discuss the extent to which management believes the steps taken by it in reaching their conclusion vary from the steps that must be taken to conform to paragraph (1) of item 308. We also revised the disclosure to describe the scope of the Company's assessment versus the requirements of Section 404. In addition, we amended on Form 10-QSB for the quarter ended December 31, 2005 to reflect such revisions.

5. We have revised the bullet points on page 40 to provide the disclosure required by Item 308(c) of Regulation S-B. We also amended the Form 10-QSB for the quarter ended December 31, 2005 to provide such disclosure.

Form 10-QSB/A for the Quarter Ended December 31, 2005
-----------------------------------------------------

Management's Response to the Material Weakness and Significant Deficiencies, page 21
--------------------------------------------------------------------------------

6. We have revised this section to clearly disclose the step the Company took during the quarter ended December 31, 2005 to remediate the identified material weakness and/or significant deficiencies. We also revised this section to describe the material remedial steps we intend to take in future periods. In addition, we have stated the timeframe in which the Company anticipates taking such actins. Lastly, we disclosed the actions taken during the quarter ended December 31, 2005, however, we feel the disclosure is adequate with respect to whether or not the action taken have had a material effect, or are reasonably likely to materially effect, the Company's internal control over financial reporting. We believe it is too early to determine the affects of the changes

Securities and Exchange Commission
May 4, 2006
Page 3


and as stated in the first paragraph of this section "we have undertaken the following initiations with respect to our internal controls and procedures that we believe are reasonably likely to improve and materially affect our internal controls over financial reporting," which we believe is responsible to Item 308(c) of Regulation S-B.

         We trust that the foregoing appropriately addresses the issues raised by your Letter of Comment dated April 21, 2006. If you have any additional comments, please address to them to me on behalf of the SiriCOMM.

                                                     Very truly yours,

                                                     /s/ Joel C. Schneider

                                                     Joel C. Schneider

JCS/md